UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 2Q2021 OPERATIONAL RESULTS

Moscow, Russia – August 27, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2Q2021 and 1H2021 operational results.

2Q2021 AND 1H2021 OPERATIONAL RESULTS

Mechel’s Chief Executive Officer Oleg Korzhov commented on the 2Q2021 results:

“In the second quarter, prices for our key product — coking coal — CFR China and FOB Australia continued their confident growth, and positive export commodity dynamics supported the domestic market as well. The key reason lies in reduced coking coal production in China. Imported coking coal prices in China also grew as supply from Mongolia did not recover due to worsening pandemic situation in that country. We expect that demand from major Chinese steelmakers will maintain prices for imported coal at a fairly high level in the entire Asian region. We do not expect any corrections until the fourth quarter.

“We consider this reporting period as the time of gradual restoration of our operations. Coal mining went up by 12% quarter-on-quarter. We signed contracts for delivery of some 40 mining transport units that are due to arrive in the second half of the year. In view of the current situation, the company’s management decided to cut down on thermal coal mining in 2Q2021, prioritizing coking coals to benefit from favorable market trends. This had a positive impact on the volumes of coking coal concentrate processing and sales (+71% quarter-on-quarter). Sales in both Asia Pacific and the domestic market more than doubled.

“PCI sales went up by 27% due to increased shipments to our Japanese and South Korean customers. Anthracite sales remained largely on the previous quarter’s level.

“Exports accounted for 86% of our coal product sales to third parties in the second quarter.

“Iron ore concentrate sales went up by 27% due to increased stripping and mining works. Launches of new mining and transport equipment had a positive effect as well.

“The overall coke sales went up 22% quarter-on-quarter, with sales to third parties up by 53% due to stable demand from Russian and Asian steelmakers.

“Pig iron and steel making dynamics in 2Q2021 have climbed into positive territory. By using the stockpiles accumulated in the previous quarter as we prepared for a seasonal hike in demand, we ensured a major boost to sales of nearly every type of our steel division’s products. This way we took full advantage of the favorable market trend seen in 2Q2021, and that enabled the division to secure the highest quarterly revenue in a decade.

“Sales of long steel in 2Q2021 went up by 22%. We upped the load on our universal rolling mill for sales of high-value added sections. As a result, sales of the universal rolling mill’s sections went up 41% quarter-on-quarter; our strategy of expanding sales of high-margin products through our Mechel Service sales network also contributed in many ways. Rebar sales in 2Q2021 went up by 24%, with exports, primarily to the CIS member states, more than doubled. We did not sell rails to Russian Railways in this reporting period due to lack of orders. Most of our rails in 2Q2021 went to export.

“Flat steel sales went up 15% quarter-on-quarter as Chelyabinsk Metallurgical Plant upped output of flats after completing major repairs in 1Q2021.

“Ferrosilicon sales grew by 16% as we increased shipments to Europe.

“Hardware sales were up 21% due to a spike in demand for wire ropes and wire as the construction season set in. We have accumulated additional hardware stockpiles in Mechel Service’s storages in advance, and this enabled us to expand our client base and sales geography.

“Sales of forgings increased by 15% quarter-on-quarter due to higher demand from foreign customers. Demand for railroad axles from domestic wagon-builders remains fairly stable, and sales of stampings went up by 42% quarter-on-quarter.

“The quarter-on-quarter 13-percent decrease in electric power generation and 55-percent slump in heat output was due to the end of the heating season and planned maintenance and repairs of the heat and electric equipment.”

PRODUCTION (THOUSAND TONNES):

Product Name	2Q2021	1Q2021%		1H2021	1H2020%
Run-of-mine coal*	2,962	2,642	+12%	5,604	10,047	-44%
Pig iron	796	771	+3%	1,568	1,783	-12%
Steel	876	849	+3%	1,724	1,803	-4%
Electric power generation (thousand kWh)	745,682	854,503	-13%	1,600,185	1,608,023	0%
Heat power generation (Gcal)	922,842	2,063,718	-55%	2,986,560	2,721,630	+10%

SALES (THOUSAND TONNES):

Product Name	2Q2021	1Q2021%		1H2021	1H2020%
Coking coal concentrate*	1,501	876	+71%	2,377	3,052	-22%
Including coking coal concentrate supplied to third parties	1,078	487	+121%	1,566	2,200	-29%
PCI	322	254	+27%	576	967	-40%
Including PCI supplied to third parties	322	254	+27%	576	967	-40%
Anthracites	347	360	-3%	707	552	+28%
Including anthracites supplied to third parties	312	320	-2%	632	433	+46%
Thermal coals*	716	977	-27%	1,693	1,857	-9%
Including thermal coals supplied to third parties	477	701	-32%	1,178	1,274	-8%
Iron ore concentrate	414	327	+27%	741	1,042	-29%
Including iron ore concentrate supplied to third parties	8	8	-3%	15	16	-5%
Coke	752	616	+22%	1,368	1,230	+11%
Including coke supplied to third parties	364	238	+53%	602	370	+63%
Ferrosilicon	21	18	+16%	39	31	+25%
Including ferrosilicon supplied to third parties	15	13	+10%	28	21	+33%
Long rolls	685	564	+22%	1,249	1,295	-4%
Flat rolls	121	105	+15%	226	233	-3%
Hardware	142	117	+21%	259	268	-3%
Forgings	10	9	+15%	19	22	-13%
Stampings	17	12	+42%	30	27	+11%

* Excluding volumes produced by Elga Coal Complex which is no longer part of the Group.

UNIVERSAL ROLLING MILL (THOUSAND TONNES):

Product Name	2Q2021	1Q2021%		1H2021	1H2020%
Sales of rails	12	17	-29%	28	215	-87%
Sales of sections	116	82	+41%	197	143	+38%

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 27, 2021

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